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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------


                               AMENDMENT NO. 6

                                      TO
                                SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------
                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)

                         HEALTHDYNE TECHNOLOGIES, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   422206102
                     (CUSIP Number of Class of Securities)

                             ---------------------

                             LESLIE R. JONES, ESQ.

                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                         HEALTHDYNE TECHNOLOGIES, INC.
                             1255 KENNESTONE CIRCLE
                            MARIETTA, GEORGIA 30066
                                 (770) 499-1212
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                   on behalf of the person filing statement)

                             ---------------------

                                    COPY TO:

                              BLAINE V. FOGG, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

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This Amendment No. 6 amends and supplements the Schedule 14D-9 filed with the
Securities and Exchange Commission on January 31, 1997 as amended by Amendment No. 1 filed February 13, 1997, Amendment No. 2 filed February 27, 1997, Amendment No. 3 filed March 4, 1997, Amendment No 4 filed March 21, 1997 and Amendment No. 5 filed March 25, 1997, by Healthdyne Technologies, Inc., a Georgia corporation ("Healthdyne"), relating to the proposed tender offer by I.H.H. Corporation, a Delaware corporation ("IHH") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation ("Invacare"), to purchase for cash all outstanding shares of Common Stock, par value $.01 per share, of Healthdyne.






ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

        Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:


        On March 28, 1997, Parker H. Petit, Chairman of the Board of Healthdyne, issued a letter to Healthdyne shareholders, a copy of which is attached hereto as Exhibit 34.







ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.


        Item 9 of the Schedule 14D-9 is hereby amended by adding the following exhibit:

Exhibit 34--    Letter to Shareholders issued by Parker H. Petit on March 28,
1997.

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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          HEALTHDYNE TECHNOLOGIES, INC.

                                          By: /s/ M. WAYNE BOYLSTON
                                            ------------------------------------
                                            Name: M. Wayne Boylston
                                            Title: Vice President -- Finance,
                                               Chief Financial Officer and
                                                   Treasurer


Dated: March 28, 1997

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                                                                      EXHIBIT 34

                                HEALTHDYNE LOGO

                                                                  March 28, 1997

Dear Fellow Shareholder:

     As the largest individual shareholder of Healthdyne Technologies, my only interest is to maximize the value of my investment in the Company. I firmly believe that Healthdyne Technologies will produce greater value for you and for me on a stand alone basis than the $13 per share offered by Invacare Corporation which our financial advisors have determined to be grossly inadequate. Analysts who follow the Company have reached the same conclusion. I would encourage you ask for the most recent analyst reports on the Company.

     I appreciate the support that the vast majority of my fellow shareholders have shown for Healthdyne Technologies and its management. I am pleased that only 18% of the outstanding shares have been tendered to Invacare since it began its tender offer in January.

     As you may know, Invacare intends to wage a proxy fight to gain control of the Healthdyne Technologies board of directors at the 1997 annual meeting. If Invacare obtains board control, their directors will approve the Invacare bargain price offer and seek to dismantle the provisions we put in place to protect shareholders against coercive and grossly inadequate offers. Invacare is counting on the support of arbitrageurs who have recently bought Healthdyne Technologies stock to make a quick profit on a sale of the Company. With the support of these short-term speculators, Invacare could force a sale of Healthdyne Technologies against the wishes of a majority of the Company's other shareholders.

     In an effort to avoid this result and the major disruption and expense of a proxy fight and a legal attack on Georgia's laws which protect shareholders, we asked the Georgia legislature to pass a law staggering the boards of directors of all publicly-owned Georgia corporations. After the Georgia Senate passed the bill, the House of Representatives rejected the legislation and it is now in conference committee. Without assistance from the state legislature, Healthdyne Technologies will have to expend a lot of effort and money to combat Invacare's threatened proxy contest and their legal attack to declare Georgia statutes protecting Georgia corporations and their shareholders unconstitutional.
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     Invacare would have you believe that our recent legislative efforts in
Georgia were aimed at entrenching management. Nothing could be further from the truth. The directors of Healthdyne Technologies, a majority of whom are independent, know that they have fiduciary duties to act in the best interests of all shareholders regardless of whether or not the board is staggered. If Healthdyne Technologies is unable to demonstrate that the Company will produce greater shareholder value than the price Invacare is offering, I will ask the board of directors to take other action to enhance shareholder value.

     I am confident that you will be pleased with the progress the Company is making which will begin to be reflected in the first quarter results to be announced early next month. I hope that you will await our earnings release and future announcements before deciding whether or not to accept the Invacare offer. Remember, this process will in all likelihood continue for several months.

     I ask for your continued support. Let's not allow Invacare to acquire our Company at a bargain price!

                                          Sincerely,

                                          /s/   Parker H. Petit

                                          Parker H. Petit
                                          Chairman of the Board
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     If you have already tendered your shares to Invacare and wish to change your mind, you can withdraw your shares at any time on or before the expiration of the tender offer (which is April 7, 1997, unless Invacare extends that date). In order to withdraw your shares, you must send a written notice of withdrawal to:

                       IBJ SCHRODER BANK & TRUST COMPANY

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          By Mail:                   Transmission:                  Delivery:
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NEW YORK, NEW YORK 10274-0084    OPERATIONS DEPARTMENT          ATTN: SECURITIES
                                 CONFIRM BY TELEPHONE:             PROCESSING
                                    (212) 858-2103           WINDOW -- SUBCELLAR ONE

                            PARTICIPANT INFORMATION

     In addition to Healthdyne Technologies, other participants in any proxy solicitation by Healthdyne Technologies in connection with its 1997 annual meeting may include the following directors and executive officers of Healthdyne
Technologies: Parker H. Petit, Chairman of the Board; Craig B. Reynolds, President, Chief Executive Officer and Director; J. Terry Dewberry, Director; Alexander H. Lorch, Director; J. Leland Strange, Director; James J. Wellman, M.D., Director; J. Paul Yokubinas, Director; Robert M. Johnson, Senior Vice President-Business Development; John L. Miclot, Senior Vice President-Sales and Marketing; Robert E. Tucker, Senior Vice President-Operations; M. Wayne Boylston, Vice President-Finance, Chief Financial Officer and Treasurer; Leslie
R. Jones, Vice President, General Counsel and Secretary; and Jeffrey A. North, Corporate Controller. The above-referenced individuals beneficially own an aggregate of 1,513,729 shares of Healthdyne Technologies' common stock (including shares underlying vested options). Healthdyne Technologies has retained Morrow & Co., Inc. to act as information agent and proxy solicitor in connection with the Invacare offer for customary fees. Although Cowen & Company ("Cowen"), which is acting as financial advisor to Healthdyne Technologies in connection with the Invacare offer, does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in
Schedule 14A promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or that such Schedule 14A requires the disclosure of certain information concerning them, the following employees of Cowen may assist Healthdyne Technologies in such a solicitation: Rob Valdez (Managing Director) and Ned Brown (Director). Cowen will receive customary financial advisor fees, reimbursement and indemnification from Healthdyne Technologies in connection with the Invacare offer. Cowen will not receive any additional fee for or in connection with assisting in any solicitation of proxies. Cowen engages in a full range of investment banking, research, sales, trading, market-making, brokerage, asset management and correspondent clearing services for institutional and individual clients. In the ordinary course of its business, Cowen maintains customary arrangements and effects transactions in the securities of Healthdyne Technologies for the accounts of its customers. As a result of its engagement by Healthdyne Technologies, Cowen has restricted its proprietary trading in the securities of Healthdyne Technologies (although it may still execute trades for customers on an unsolicited agency basis).